SPECIAL MEETING OF SHAREHOLDERS
On June 29, 2010, a Special Meeting of Shareholders for the Evergreen Global Large Cap Equity Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Evergreen Global Large Cap Equity Fund into Wells Fargo Advantage Disciplined Global Equity Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:

Net assets voted "For" $30,304,326
Net assets voted "Against" $ 1,523,465
Net assets voted "Abstain" $ 3,131,514

On June 29, 2010, a Special Meeting of Shareholders for the Evergreen Emerging Market Growth Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Evergreen Emerging Market Growth Fund into Wells Fargo
Advantage Emerging Market Equity Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:

Net assets voted "For" $1,859,358
Net assets voted "Against" $ 105,155
Net assets voted "Abstain" $ 247,925

On June 29, 2010, a Special Meeting of Shareholders for the Evergreen Global Opportunities Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Evergreen Global Opportunities Fund into Wells Fargo
Advantage Global Opportunities Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:

Net assets voted "For" $160,894,764
Net assets voted "Against" $ 5,523,707
Net assets voted "Abstain" $ 9,707,020

On June 8, 2010, a Special Meeting of Shareholders for the Evergreen International Equity Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Evergreen International Equity Fund into Wells Fargo Advantage International Core Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:

Net assets voted "For" $648,082,515
Net assets voted "Against" $ 4,138,100
Net assets voted "Abstain" $ 7,740,011

On June 21, 2010, a Special Meeting of Shareholders for the Evergreen Intrinsic World Equity Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Evergreen Intrinsic World Equity Fund into Wells Fargo Advantaged Intrinsic World Equity Fund, a new series of Wells Fargo Fund Trust, a Delaware statutory trust:

Net assets voted "For" $47,239,247
Net assets voted "Against" $ 3,859,689
Net assets voted "Abstain" $ 4,900,674